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Exhibit 12.1

SM Energy Company
Ratio of Earnings to Fixed Charges

		Years ended December 31,
	Nine months ended September 30, 2011
		2010	2009	2008	2007	2006
	(in thousands, except ratios)
Pretax income from continuing operations	$531,269	$314,896	$(159,464)	$151,411	$300,262	$295,321
Add: Fixed charges	41,250	29,558	31,702	25,029	26,060	12,601
Add: Amortization of capitalized interest	3,055	2,991	2,697	2,349	1,719	1,022
Less: Capitalized interest	(6,569)	(4,337)	(1,902)	(3,768)	(5,410)	(3,465)

Earnings before fixed charges	$569,005	$343,108	$(126,967)	$175,021	$322,631	$305,479

Fixed charges:
Interest expense(1)	$33,636	$24,196	$28,856	$20,275	$19,895	$8,521
Capitalized interest	6,569	4,337	1,902	3,768	5,410	3,465
Interest expense component of rent(2)	1,045	1,025	944	986	755	615

Total fixed charges	$41,250	$29,558	$31,702	$25,029	$26,060	$12,601

Ratio of earnings to fixed charges	13.8	11.6	—	7.0	12.4	24.2
Insufficient coverage	$—	$—	$158,669	$—	$—	$—

(1)
Includes amortization of discount and deferred financing costs.

(2)
Represents a reasonable approximation of the rental factor.

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  Exhibit 12.1
SM Energy Company Ratio of Earnings to Fixed Charges